K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 20, 2016

VIA EDGAR

Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TrimTabs ETF Trust: TrimTabs Float Shrink ETF

(File Nos. 333-198603 and 811-22995)

Dear Mr. Minore:

On June 14, 2016, TrimTabs ETF Trust (the “Trust” or “Registrant”) filed Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, registering shares of the TrimTabs Float Shrink ETF (Accession Number 0001144204-16-108096) (the “Fund”), a series of the Trust.

On July 29, 2016, you provided oral comments on behalf of the SEC staff (“Staff”) regarding the Registration Statement. Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Registration Statement.

PROSPECTUS

Annual Fund Operating Expenses

1.	Confirm supplementally that the value corresponding to the “Distribution and/or Service (12b-1) fees” row in the table will be zero in the Fund’s 485BPOS filing.

RESPONSE: Registrant confirms that the value will be zero in the Fund’s 485BPOS filing.

2.	In footnote 1, disclose that no Rule 12b-1 fee will be imposed in the first 12 months of the Fund’s operation.

RESPONSE: Registrant has made the requested change.

Principal Investment Strategies

3.	Confirm supplementally that, prior to launch, the Fund will have received exemptive relief to operate as an actively-managed exchange-traded fund (“ETF”)?

RESPONSE: Registrant confirms that it has received exemptive relief to operate the Fund as an actively-managed ETF.

4.	Confirm supplementally that the Fund will file BXTs delaying its effectiveness until it has received exemptive relief to operate as an actively-managed ETF.

RESPONSE: Registrant delayed the Fund’s effectiveness until it received exemptive relief to operate as an actively-managed ETF.

5.	In the “Decile Ranking of Russell 3000® Index Stocks” sub-section, define “decile” and provide a brief description of the Russell 3000.

RESPONSE: Registrant has made the requested changes.

6.	Confirm supplementally that the Fund’s investment universe will be confined to equity securities issued by companies included in the Russell 3000. If the Fund may invest outside of that universe, add principal investment strategy and risk disclosures, as applicable.

RESPONSE: Registrant confirms that the Fund’s investment universe will be confined to the equity securities of companies included in the Russell 3000.

7.	With respect to the “Stock Selection Algorithm” sub-section, clarify whether the Adviser has discretion to choose among stocks identified by the algorithm or that stock selection is entirely rules-based.

RESPONSE: Registrant has made the requested change, clarifying that the Adviser has discretion.

Principal Risks

8.	Consider deleting “Investment Company Risk” as a principal investment risk of the Fund or add disclosure regarding the Fund’s investments in investment companies to its principal investment strategies.

RESPONSE: Registrant has made the requested change, deleting “Investment Company Risk.”

9.	In the “Premium-Discount Risk” disclosure, disclose that in stressed market conditions the market for an ETF’s shares may become less liquid in response to reduced in the ETF’s holdings; and note that reductions in such liquidity can lead to greater differences between the market price of an ETF’s shares and its NAV.

RESPONSE: Registrant has made the requested changes.

Rebalancing, Weighting, Liquidity, and Trading Considerations

10.	Address whether the Adviser’s discretion causes the Fund to fail the rules-based process requirement applicable to “self-indexed” ETFs.

RESPONSE: The Fund will operate as an actively-managed ETF and, as such, will not be subject to the rules-based process requirements applicable to self-indexed ETFs.

11.	The “Rebalancing and Trading Considerations” sub-section states that, “From time to time and at the Adviser’s discretion, portfolio holdings will be rebalanced based on changes in value as compared to the overall portfolio.” Clarify the meaning of this disclosure and supplementally provide examples as to how such rebalancing would be applied in practice.

RESPONSE: Registrant has made the requested clarification. Supplementally, the Adviser has advised Registrant as follows: Prior to rebalancing the Fund’s portfolio pursuant to the algorithmic signals, it considers the transaction costs attendant to such rebalancing transactions and the materiality of such transactions to the Fund portfolio. If the Adviser concludes that such rebalancing transactions would not be material to the portfolio and/or that the current costs of such transactions outweigh the discernable benefits, the Adviser may exercise its discretion and not engage in the rebalancing transactions. In addition, the Adviser notes that it does not rebalance the portfolio at fixed intervals, nor does it rebalance the portfolio to align with an index.

Additional Information About the Fund’s Risks

12.	Consider deleting the final sentence of the “Premium-Discount Risk” disclosure, which states:

However, given that Shares can be purchased and redeemed in large blocks of Shares, called Creation Units (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAV), and the Fund’s portfolio holdings are fully disclosed on a daily basis, the Adviser believes that large discounts or premiums to the NAV of Shares should not be sustained, but that may not be the case.

RESPONSE: Registrant has made the requested change.

Related Historical Performance

13.	Add “Of the Adviser” to the end of the “Related Historical Performance” heading.

RESPONSE: Registrant has made the requested change.

14.	Disclose whether the Sub-Advised Fund was the sole account advised or sub-advised by the Adviser that had a substantially similar investment strategy to that of the Fund.

RESPONSE: Registrant has revised the disclosure to refer to the “Composite Accounts,” rather than referring solely to the “Sub-Advised Fund,” because, for a brief period, the Adviser managed the Sub-Advised Fund and a separately managed account pursuant to substantially the same strategy.

15.	Disclose whether the Sub-Advised Fund was a private account, and therefore was not subject to certain investment limitations, diversity, and other requirements imposed by the Investment Company Act and the Internal Revenue Code of 1986, as amended (“Code”), which, if applicable, would have adversely affected the performance results presented.

RESPONSE: Registrant has revised the disclosure to clarify that, while the Sub-Advised Fund was a registered investment company subject to the same investment limitations, diversification and other requirements imposed by the Investment Company Act and the Code, the separately managed account was not. Registrant further revised the disclosure to note that such limitations and requirements, had they applied to the separately managed account, may have adversely affected the performance results presented.

16.	Confirm supplementally that the Adviser has records to support the performance of the Sub-Advised Fund, as required by Rule 204-2(A)(6) of the Investment Advisers Act of 1940, as amended (“Adviser’s Act”).

RESPONSE: The Adviser has advised Registrant as follows: The Adviser maintains the performance records of the Sub-Advised Fund and the separately managed account in compliance with Rule 204-2(a)(6) of the Advisers Act.

17.	Disclose that the performance of the Sub-Advised Fund is not indicative of the Fund’s future performance.

RESPONSE: Registrant has made the requested change.

18.	In the “Schedule of Comparative Performance Statistics (as of December 31 for each year, except 2016)” table, disclose that the performance presented represents average annual total returns for the periods presented. Supplementally, confirm that the Sub-Advised Fund does not have a five- or ten-year performance record, and add the inception date to the “Since Inception” header of the table.

RESPONSE: Registrant has made the requested changes. Supplementally, the Adviser has advised Registrant that the Sub-Advised Fund and separately managed account have less than five years of performance.

STATEMENT OF ADDITIONAL INFORMATION

Investment Policies and Restrictions

19.	The “Trust and Fund Overview” section states that, “The Fund is a diversified, actively-managed exchange-traded fund.” Add a fundamental policy to support the claim that the Fund is diversified.

RESPONSE: Registrant has made the requested change.

20.	The Fund’s fundamental investment limitation regarding concentration provides that —

The Fund will not concentrate (i.e., hold more than 25% of their assets in the securities of a single industry or group of industries) their investments in issuers of one or more particular industries. This limitation does not apply to investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or shares of investment companies. (Emphasis supplied.)

Consider deleting “or shares of investment companies” and disclosing that, although investments in shares of investment companies are not deemed to investments in any particular industry or group of industries, to the extent the Fund has knowledge of the investments held by the investment companies in which it invests, it will consider the investment companies’ investments in determining its compliance with its fundamental policy regarding concentration.

RESPONSE: Registrant is not aware of an SEC pronouncement or other requirement under the federal securities laws requiring an investment company to consider an underlying fund’s investments for purposes of establishing compliance with its fundamental investment limitations. Accordingly, Registrant respectfully declines the Staff’s comment but confirms that the Fund does not intend to use investments in underlying funds willfully to gain indirect exposure to any industry or group of industries in a manner that would be inconsistent with the Fund’s fundamental investment policy regarding concentration.

PART C

21.	Confirm that all Item 28 exhibits marked “to be filed” will be filed in the next 485BPOS relating to the Fund.

RESPONSE: Registrant confirms that all necessary exhibits under Item 28 will be filed with the 485BPOS filing for the Fund.

SIGNATURE PAGE

22.	Update the signature page to include the Fund’s principal accounting officer in accordance with Section 6(a) of the 1933 Act.

RESPONSE: Registrant notes that the Post-Effective Amendment was signed by all parties required to sign the Post-Effective Amendment pursuant to Section 6(a) of the Securities Act of 1933, as amended, and that Section 6(a) does not require any designation of such parties. Registrant respectfully declines to change the designations of the parties signing future post-effective amendments.

*       *       *       *       *

In connection with responding to the Staff’s comments, Registrant acknowledges that:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filing relating to the Fund;

Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

The action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Registration Statement or enclosed information, please contact me directly at (202) 778-9475.

Regards,

/s/ Stacy L. Fuller

Stacy L. Fuller

cc:	Vincent Di Stefano

U.S. Securities and Exchange Commission

- 7 -